December 19, 2007

Mail Stop 4561

Sharon L. Churchill
Chief Financial Officer
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052
By U.S. Mail and facsimile to (440) 244-4815

Re: LNB Bancorp, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-13203

Dear Ms. Churchill:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Item 2. Management's Discussion and Analysis
New Accounting Pronouncements – SFAS No. 157 and 159

1. We note your disclosure on page 20 that during the first quarter of 2007, the Corporation elected early adoption of SFAS 159 for approximately $51 million of its aggregate $156 million available-for-sale securities as of January 1, 2007. Given the disclosure in your Form 8-K filed on April 27, 2007 and information in the Statement of Cash Flows, it appears that you subsequently sold all of these securities, receiving

proceeds of $47.6 million of which $31.6 million was reinvested in trading securities accounted for at fair value. In light of this fact pattern, it appears you had a substantive adoption of SFAS 159 for $31.6 million and a non-substantive adoption for the remaining portion. Please tell us how you determined that you had a substantive adoption consistent with the objective of the standard as described in paragraph 1 for all $51 million of your available-for-sale securities. Alternatively, provide us with an analysis quantifying the amount of unrealized loss recorded in retained earnings at January 1, 2007 that relates to the non-substantive portion of your adoption and consider the need for amending your 2007 Form 10-Qs.

2. Considering your early adoption of SFAS 159 tell us how the early adoption of SFAS 157 has affected your financial statements, including the result due to the differences in the definition of fair value and methods used to measure fair value from existing GAAP. In this regard, we suggest that you carefully review your accounting in this area because we remain unclear how you are fully complying with the above guidance. Furthermore, please provide us with the disclosures required by paragraphs 32-35 of SFAS 157 for all of your applicable assets and liabilities that are measured at fair value.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

                                            Sincerely,

                                            John P. Nolan
                                            Accounting Branch Chief